

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2025

Dylan Taylor
Chief Executive Officer
Voyager Technologies, Inc.
1225 17th Street, Suite 1100
Denver, Colorado 80202

      Re: Voyager Technologies, Inc.
          Amendment No. 1 to Draft Registration Statement on Form S-1
          Submitted March 20, 2025
          CIK No. 0001788060

Dear Dylan Taylor:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 14, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted March 20, 2025

Prospectus Summary, page 6

1.   We note your response to prior comment 5. Please revise the disclosure in the graphics on page 8 to clarify the reference to "DIU."

Voyager is Driven by Innovation at Scale, page 11

2.   We note your response to prior comment 4. Please disclose the basis for the reference on pages 11 and 115 to "more than three decades of technology development and spaceflight heritage."

Summary Consolidated Financial and Other Data
Key Performance Indicators and Non-GAAP Financial Measures, page 33

3. We note your reconciliation of Adjusted EBITDA for the year ended December 31, 2024 includes a non-GAAP adjustment that eliminates expenses related to Non-cash services. It is not clear to us what services these expenses relate to or why you believe excluding them from a non-GAAP performance measure, based on the nature of the consideration used to pay them, is appropriate. Please eliminate this non-GAAP adjustment or more fully explain how and why you believe it is appropriate and complies with Question 100.01 of the SEC Staff's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Although Question 100.01 provides one example of a normal, recurring, cash operating expense necessary to operate a company's business, please be advised that does not imply that if an expense is not paid in cash eliminating it from a non-GAAP performance would be appropriate.

4. We note in addition to presenting Adjusted EBITDA you now present a non-GAAP financial measure you identify as Adjusted EBITDA excluding Starlab Space Stations in which you eliminate adjusted EBITDA related to the Starlab reportable segment from Adjusted EBITDA. It is not clear to us why you present this measure or why you believe it is useful to investor. It is also not clear to us why you believe it is appropriate to present a non-GAAP financial measure that essentially excludes the results of a VIE you are required to consolidate because you are the primary beneficiary. Please eliminate this measure or explain how and why you believe it is appropriate and complies with Question 100.04 of the SEC Staff's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

5. We note you now present a non-GAAP financial measure you identify as Innovation Spend. It is not clear to us what this measure represents or why you believe it is useful to investors. It is also not clear to us what the two non-GAAP adjustments identified as Other capitalized research and development under Section 174 and Other innovation spend actually represent and if or how they are recorded in your GAAP financial statements. In addition, similar to your presentation of adjusted EBITDA, we note you present this non-GAAP measure excluding Starlab Space Stations. Please more fully explain what these measures represent and specifically address how you use them to evaluate the performance of your business and the effectiveness of your strategies as well why you believe they comply with Question 100.04 of the SEC Staff's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Consolidated Financial Statements
4. Acquisitions
Consolidated Variable Interest Entity, page F-21

6. Although the VIE may meet the definition of a business and may have issued voting equity interests, please clarify whether the VIE's assets can be used for purposes other than the settlement of the VIE's obligations. If they cannot, please provide all the disclosures required by ASC 810-10-45-25, ASC 810-10-50-2A, and ASC 810-10-50-3.

17. Segment Reporting, page F-35

7.   Please confirm the Other Segment Expenses do not represent significant segment expenses categories pursuant to ASC 280-10-50-26A and instead represent other segment items pursuant to ASC 280-10-5-26B; otherwise, please tell us what consideration you gave to expanding the table to include quantified disclosure, by reportable segment, of cost of sales, research and development, selling, general, and administrative and other income or expense items based on the disclosure in footnote (1). Please also clarify how you comply with the requirement of ASC 280-10-50-26C to explain the nature of the expense information the CODM uses to manage operations, given the apparent lack of significant segment expense categories.

Exhibits

8.   Please continue to file as exhibits material contracts required by Item 601(b)(10) of Regulation S-K. For example, we note the new disclosure on page 8 that in 2023 the company was awarded a $900 million ceiling IDIQ contract by the Air Force Life Cycle Management Center's Architecture and Integration Directorate.

        Please contact Charles Eastman at 202-551-3794 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Michael Benjamin